UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Security National Financial Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

814785309
(CUSIP Number)

August 1, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Scott M. Quist
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
Class A common stock – 378,089 shares (1)
Class C common stock – 493,377 shares (1)
(Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

6

SHARED VOTING POWER
Class A common stock – 2,529,321 shares (1)
(599,314 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP); 63,175 shares as managing partner of Associated Investors; 677,106 shares as trustee of issuer’s Non-Qualified Deferred Compensation Plan; and
1,189,726 as trustee of  issuer’s 401(k) Retirement Savings Plan)
Class C common stock – 342,635 shares (1)
(240,928 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP); and 101,707 shares as general manager of Associated Investors)

	7	SOLE DISPOSITIVE POWER Class A common stock – 378,089 shares (1) Class C common stock – 493,377 shares (1)
8

SHARED DISPOSITIVE POWER
Class A common stock – 2,529,321 shares (1)
(599,314 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP); 63,175 shares as general manager of Associated Investors; 677,106 shares as trustee of issuer’s Non-Qualified Deferred Compensation Plan; and 1,189,726 as trustee of issuer’s 401(k)Retirement Savings Plan)
Class C common stock – 342,635 shares (1)
 (240,928 shares as trustee of issuer’s Employee Stock Ownership Plan (ESOP); and 101,707 shares as general manager of Associated Investors)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
378,089 shares of Class A common stock and 493,377 shares of Class C common stock (Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Class A common stock – 7.1% (2); Class C common stock – 37.1%
12	TYPE OF REPORTING PERSON IN

(1)
Includes a total of 252,136 shares of Class A common stock and 66,110 shares of Class C  common stock owned indirectly by Mr. Quist in the Employee Stock Ownership Plan (ESOP), Associated Investors, the Non-Qualified  Deferred Compensation Plan, and the 401(k) Retirement Savings Plan, as to which Mr. Quist has sole voting and dispositive powers.

(2)
Assumes that 493,377 shares of Class C common stock that Mr. Quist beneficially owns are converted into 493,377 shares of Class A common stock, which would result in Mr. Quist becoming the beneficial owner of 871,466 shares of Class A common stock, or 7.1% of the outstanding shares of Class A common stock.

Item 1.
i)	Name of Issuer

 Security National Financial Corporation

ii)	Address of Issuer's Principal Executive Offices

 5300 South 360 West, Suite 250
 Salt Lake City, Utah 84123

Item 2.
(a)	Name of Persons Filing

 Scott M. Quist

(b)	Address of Principal Business Office or, if none, Residence

 5300 South 360 West, Suite 250
 Salt Lake City, Utah 84123

iii)	Citizenship

 Mr. Quist is a U.S.A. citizen.

iv)	Title of Class of Securities

 Class A Common Stock

v)	CUSIP Number

 814785309

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c),  check whether the person filing is a:  Not applicable.

(a) ___	Broker or Dealer registered under Section 15 of the Act

(b) ___	Bank as defined in Section 3(a)(6) of the Act

(c) ___	Insurance Company as defined in Section 3(a)(19) of the Act

(d) ___	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) ___	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

vi) ___	An employee benefit plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

vii) ___	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

viii) ___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

ix) ___	A church plan that is excluded from the definition of an investment company under Section 3(6)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned as of October 24, 2014

               Scott M. Quist:       378,089 shares of Class A common stock (1)
     493,377 shares of Class C common stock (1)
(Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

(b)	Percent of Class

Class A common stock – 7.1% (2)
Class C common stock – 37.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Class A common stock – 378,089 shares (1)
Class C common stock – 493,377 shares (1)

            (Class C common stock is convertible into Class A common stock at the ratio of one share of Class C common stock to one share of Class A common stock)

(ii)	shared power to vote or to direct the vote:

Class A common stock – 2,529,321 shares  (599,314 shares as trustee of issuer's Employee Stock Ownership Plan (ESOP); 63,175 shares as managing partner of Associated Investors; 677,106 shares as trustee of issuer’s Non-Qualified Deferred Compensation Plan; and 1,189,726 shares as trustee of issuer’s 401(k) Retirement Savings Plan) (1)

Class C common stock – 342,635 shares  (240,928 shares as trustee of issuer's Employee Stock Ownership Plan (ESOP); and 101,707 shares as general manager of Associated Investors) (1)

(iii)	sole power to dispose or to direct the disposition of:

Class A common stock – 378,089 shares (1)
Class C common stock – 493,377 shares (1)

(iv)	shared power to dispose or to direct the disposition of:

Class A common stock – 2,529,321 shares (599,314 shares as trustee of issuer's Employee Stock Ownership Plan (ESOP); 63,175 shares as managing partner of Associated Investors; 677,106 shares as trustee of issuer’s Non-Qualified Deferred Compensation Plan; and 1,189,726 shares as trustee of issuer’s 401(k) Retirement Savings Plan) (1)

Class C common stock – 342,635 shares (240,928 shares as trustee of issuer's Employee Stock Ownership Plan (ESOP); and 101,707 shares as general manager of Associated Investors) (1)

(1)
Includes a total of 252,136 shares of Class A common stock and 66,110 shares of Class C common stock owned indirectly by Mr. Quist in the Employee Stock Ownership Plan (ESOP), Associated Investors, the Non-Qualified Deferred Compensation Plan, and the 401(k) Retirement Savings Plan, as to which Mr. Quist has sole voting and dispositive powers.

(2)
Assumes that 493,377 shares of Class C common stock that Mr. Quist beneficially  owns are converted into 493,377 shares of Class A common stock, which would result in Mr. Quist becoming the beneficial owner of 871,466 shares of Class A common stock, or 7.1% of the outstanding shares of Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2014

 /s/ Scott M. Quist
Signature

Scott M. Quist
Chairman, President and Chief Executive Officer
Name/Title